INVEST IN **TOTEM**

Decentralized Offline Communications with Viral Growth



totem

totemlabs.com Chattanooga, TN

Technology | Consumer Goods | Retail | Profitable

Highlights

Profitable

Profitable for prior 3 months and expect same in future

1. Explosive Growth: $4M+ in first two years
2. Viral Marketing: 700M+ views and 450M people reached 100% organically (no ad spend)
3. Global Adoption: 60,000+ users across 78 countries worldwide
4. Rated 4.5/5 Score by KingsCrowd (Top 10% of CF Raises)
5. Inbound B2B deals with major telecomms companies
6. Major Press: featured by Rolling Stone (3X), Inc Magazine (3X), WIRED, The Week
7. Peerless Performance: 100% offline connectivity, 5-10X more accurate than an iPhone
8. Spotlighted as "one of the best and brightest startups across industries" at SXSW 2024

Featured Investor



Christopher Perry in
Syndicate Lead

Follow

Invested $130,000

Product leader at Google focused on the intersection of security and AI

"Easiest investment opportunity I've come across. Totem Labs combines a revolutionary product with a team built to scale.

The Totem Compass solves a real customer pain point. If you've been to a festival, then I don't need to say any more. And better yet, the technology and design they are developing has use cases far beyond the festival scene.

The founding team perfectly bridges exceptional brand and marketing with brilliant technologists to bring a product to market that both inspires and delights.

Truly, the Compass is just the beginning here, and I can't wait to see where Totem Labs takes this innovation next."

& 126 more

Team



Carter Fowler Founder & CEO

3X Founder / GTM Strategist / over $6M in capital raised / Keynote Speaker at UTC College of Entrepreneurship / Author of the Charismatism Framework™ / Journalism archived in the Library of Congress

linkedin.com



Chase Lemonds Founder & CTO

2X Founder / 12+ Years R&D and Manufacturing Experience / 5+ Years Designing Consumer Electronics / Global Import-Export Operator / Original R&D Engineer for manufacturer of the ScrubDaddy product line

Totem Compass: Offline, Decentralized Safety

You've probably seen one of these already.



If you've been to a major festival in the last two years (or just scrolled on Instagram or

If you've been to a major festival in the last two years (or just scrolled on Instagram or TikTok), you've likely seen a Totem Compass glowing on someone's chest. 60,000+ people in 75+ countries are wearing one — and we got there almost entirely via organic growth.

But here's the thing you don't know: what you're looking at is just the tip of an iceberg.

The product is what you see. The company is the thing underneath it — and that's what we're really building: **the world's first decentralized, fully self-sufficient communication network.** One that always lets you find and reach the people you love, even when everything else fails.


WHAT YOU SEE
The Totem Compass
WHAT YOU'RE LOOKING AT
The product is the tip.
The company is underneath.
THE UNITY MESH NETWORK
The largest proprietary, infrastructure-independent communication network on Earth.
ANONYMOUS CROWD-FLOW INSIGHT
Aggregate, privacy-first patterns of how crowds move — a foundation that compounds.
PHASE ONE — THE PROOF. NOW LET US SHOW YOU THE REST.

what you see — and what you're actually investing in.

The Compass is just phase one. Let us show you the rest.

Before the story, here's the proof: 60,000+ Totems shipped across 75+ countries, over $4M in revenue, and our first cash-positive month already behind us — all on **near-zero paid advertising.** And some of the biggest names in banking, telecom, and consumer goods have come to us — without a single outbound sales call. Here's how that happened, and where it goes.

Two founders. One universal problem.

We founded Totem in January 2024 — just the two of us, not even full-time yet. The idea was simple: help people find each other when they get separated at festivals.

Then, three weeks later, we posted a single Instagram Reel of an early prototype. It hit **>8 million views in 12 hours.** Our email list went from 12 people to 15,000+ overnight. Our website crashed. That one video kickstarted **over $1M in pre-sale revenue —** before we'd shipped a thing.

That's when we learned something we've since rebuilt over and over: this wasn't a niche festival problem. It was universal. People everywhere are afraid of losing connection to the people they love — they just didn't have the words for it yet.

So we built the Compass — but the festival was never the endpoint. It was the hardest proving ground we could ask for: if decentralized communication works with 100,000 people packed into a dead zone, it works anywhere. The bigger network was always the plan. What the viral growth revealed wasn't a new mission — it was how much larger the opportunity had been all along.

Every network you rely on has the same fatal flaw.

There's a center, and the center can fail.

- **Capacity:** Ever had full bars at a concert and *still* couldn't text your friend? That's tens of thousands of phones all reaching for one tower. Every crowd is a

failure condition.

- **Coverage:** The places we go to feel most alive — the festival, the trail, the mountain — are exactly where the signal dies.
- **Control:** One company's decision, or one outage, can sever communication for millions. You don't actually own your connection to the people you love most. You rent it.


THE FATAL FLAW
Every network you rely on has the same weakness: a center that can fail.
CAPACITY
Every crowd is a failure condition.
Tens of thousands of phones reach for one tower. Full bars, no service.
COVERAGE
Networks end where adventure begins.
The festival, the trail, the summit — exactly where the signal was never built.
CONTROL
You're one outage from alone.
One company's mistake cuts off millions. You don't own your connection — you rent it.

So we stopped trying to reach the tower.

The Totem Compass runs on the **Unity Mesh Network™** — our proprietary, offline, peer-to-peer mesh. Every Totem is a node. The more of them in range, the *stronger* the network gets.

A cell network is a highway with one on-ramp — jam the ramp and everyone's stuck. Ours is a flock of birds: no leader, no center, and it gets smarter the bigger it grows.

No cell towers. No satellites. No internet. No power grid. Centimeter-level location (5–10x more accurate than a phone), one-press SOS, screen-free — simple enough for a five-year-old, precise enough for search-and-rescue. Today, the Unity Mesh Network is already **the largest proprietary, fully infrastructure-independent communication network on Earth** — nothing to relay through, nothing anyone can switch off. It's second in total nodes only to the open-source Meshtastic, which we will surpass within 12 months.

What we've built in two years — on almost no fuel.


TWO YEARS. ALMOST NO FUEL.
What we've built — with zero paid advertising.
60,000+
devices in 75+ countries
$4M+
in revenue
700M+
organic views reaching >5% of the planet
April 2026
first cash-positive month
Driven by Organic Growth
Top 1% on KingsCrowd
650K+ followers
lean team with high capital efficiency

Every one of those numbers came with **zero paid advertising** — and along the way we've been **featured by Rolling Stone (3x), Inc. (3x), WIRED, and The Week.** We've been lean in spend, relentless in building in public, and obsessive about earning the trust of the people who got us here.

The biggest brands on Earth started coming to us.

Here's the part that tells you a category is forming: **we have never made a single outbound B2B sales call. Not one.** And yet the demand keeps finding us — a **live RFQ from one of the world's largest banks** for tens of thousands of units, a **leading European telecom** planning a retail launch with us, and repeated **inbound interest from global consumer brands.**


INBOUND ONLY
Zero outbound sales calls. Not one.
The biggest brands on Earth came to us.
GLOBAL BANK
LIVE RFQ
One of the world's largest banks. A live request for tens of thousands of units.
EUROPEAN TELECOM
RETAIL LAUNCH · PLANNED
A leading European carrier, planning to bring Totem to retail with us in 2027.
CONSUMER BRANDS
INBOUND INTEREST
Global names in beverage, entertainment and more, reaching out directly.

That's not a product selling. That's a category forming.

Where this goes.

Everyone has people they don't want to lose. We start where we've already won — live events and the outdoors — and the need spreads from there.

Families are next. At SXSW 2025, something changed: parents became our loudest advocates, drawn in by kids running free while they watched with relief. With most parents now worried that smartphones do their children more harm than good, a screen-free way to keep your kid close — at the zoo, the theme park, the trailhead — isn't an edge case. It's a massive, underserved market. *(Forward-looking; not guaranteed.)*

Then emergency and mission-critical, as the grid keeps buckling.

And the roadmap reads like an inevitability — each release removes one more thing the network needs to exist:


THE ROADMAP
Each release removes one more thing the network needs to exist.
A 3–4 year arc to feature-parity, in a model that never fails under load.
LIVE
Offline texting
LIVE · field-tested
Solar self-charging
Totem Beacon · off-grid power
Offline voice
talk now with no signal
Mesh positioning
location without satellites
Offline video
the long horizon
THE ECOSYSTEM
Buddy Band
Gen 2 Compass
Totem Beacon
Tactical Compass
Totem Ring

It's a 3–4 year arc toward rough feature-parity with everything centralized networks do today — but in a model that never fails under load. Around the Compass, we're building a whole ecosystem: the **Buddy Band** for kids, **Gen 2 Compass**, the solar **Beacon**, a ruggedized **Tactical Compass**, and the **Ring** for couples.

The endpoint: a communication network that needs *nothing* external to exist.

Every Totem makes the network smarter.

A mesh network learns from how it's used. As Totems move through a festival or a park, the network understands — always in the aggregate, never any single person — how crowds flow and where connections are needed most. That's part of what lets you find someone in seconds, even in a field with 100,000 people in it.

None of it is personal. There are no names, no profiles, and no identities in the system — only anonymous, aggregated patterns of movement, designed to make events safer and the network more reliable. Privacy isn't something we bolted on; it's how the network was built to work.

Over two years, that's quietly grown into something rare: a privacy-preserving, real-world understanding of how people move through the **most commercially valuable places in the world.** We don't monetize it today — but it's a foundation a competitor starting now couldn't rebuild for years, and it makes every product on our roadmap better.

Why we think Totem wins.

- **Network effects we engineered on purpose.** The Compass was designed to be seen, worn on the chest, and talked about. Visibility is the product.
- **A community that *is* a moat.** Tens of thousands of people on every continent, 600K+ followers, and a build-in-public culture that turns customers into evangelists and investors.
- **A real head start.** Patent-pending technology (2 provisional + 1 non-provisional filing), the largest deployed offline mesh network outside open source, and years of anonymous, aggregate crowd-flow understanding no competitor can rebuild quickly.

Who you're backing.

Carter Fowler, Co-Founder & CEO — 3x founder and go-to-market strategist, $6M+ raised, keynote speaker at the UTC College of Entrepreneurship.

Chase Lemonds, Co-Founder & CTO — 12+ years in R&D and manufacturing, original R&D engineer for the manufacturer behind the ScrubDaddy product line, global import-export operator.

Plus a team of 15 who all self-identify as designers — because we believe how something *feels* matters as much as what it does. Every morning starts with a shared moment of focus. We're building a company that makes life more worth living, not just a device that sells.

Where your investment goes.

This round fuels the next phase: **scaling production to meet the demand we already have, launching on Amazon, expanding into Europe, and building the next products in the roadmap.** It's the bridge from our first cash-positive month to a priced Series A — the capital that turns proven demand into a category.

This is your chance to get in at phase one.

Totem is not a company in an office in Tennessee. It's a global movement of tens of thousands of people who found us, wore us, shared us, and shaped what we build. When you invest, you're not buying a gadget company — you're becoming an owner of the network we're building underneath it, while it's still early.

How it works, in plain English. We're raising on a SAFE at a **$15M valuation cap with a 20% discount.** You invest today, and your money converts to equity at our next priced round — on better terms than the investors who come in later. This is the last community round we plan to run before a priced Series A, so it's the earliest entry point we expect to offer. And you don't have to be a venture capitalist to own a piece — this round is open to everyone.

We're building the thing that makes sure you never have to lose the people you love. Come own a piece of it.